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                                 UNITED STATES            +------------------+
                      SECURITIES AND EXCHANGE COMMISSION  | SEC FILE NUMBER  |
                            Washington, D.C. 20549        |                  |
                                                          |                  |
                                  FORM 12b-25             +------------------+
                                                          +------------------+
                          NOTIFICATION OF LATE FILING     |   CUSIP NUMBER   |
                                                          |                  |
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K +------------------+
             [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: ________________________

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: 3/31/2002
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| Read Instruction (on back page) Before Preparing Form. Please Print or Type  |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                      N/A
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

T. REIT, INC.
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number)

1551 N. Tustin Avenue Santa Ana, CA 92705
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25
            (c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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During the March 15, 2002--April 17, 2002 period, the Registrant purchased three properties. In the recent past, the Registrant has filed the related "announcement" Form 8-Ks, post-effective amendments, and prospectus supplements. In addition, the Registrant filed the Form 8-K/As (which included the required pro forma financial statements and audited historical financial statements) on two of the aforementioned acquisitions on May 14, 2002.

Because of the demands on the accounting staff resulting from the transactions and filings described above, the Registrant is unable to file its March 31, 2002 Form 10-Q by May 15, 2002 without unreasonable effort and expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes  [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects net income of $266,825 or $.09 per share for the quarter ended March 31, 2002 compared to a net loss of $17,039 or $.02 per share. The Registrant expects significantly higher revenues of $1,396,699 for the quarter compared to $673,599 in the prior year's quarter. Expenses are expected to be $1,129,874 compared to $679,523 in the comparable period of 2001. Due principally to the Registrant's filing of two Form 8-K/As (which required the pro forma financial statements and audited historical financial statements) on two recent acquisitions on May 14, 2002, the accounting staff has been unable to complete the March 31, 2002 Form 10-Q by May 15, 2002 without unreasonable effort and expense.

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                                  T REIT, INC.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      5/13/02
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SEC 1344 (2-99)